[COOLEY GODWARD KRONISH LLP LETTERHEAD]

October 19, 2006	Christian J. Scognamillo
T: (650) 843-5196 cscognamillo@cooley.com

Via Email

Mary Mast
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary:

        Per our telephone conference this morning, on behalf of Affymax, Inc. (the "Company"), we are providing a supplemental response to comment number 2 received from the staff of the Securities and Exchange Commission (the "Commission"), by letter dated October 16, 2006, with respect to the Company's Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement").

        Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 36

  2.
  We acknowledge your response to comment 2. We note that you recognize revenue related to third-party development expense reimbursement pursuant to your arrangement with Takeda as you incur the related expenses. We also note that you recognize revenue related to the manufacture and supply arrangement for Hematide API on a cost basis upon delivery and defer the profit margin indefinitely. Tell us how your accounting treatment for both of these transactions correlates to EITF No. 00-21 and your conclusion that all of the elements involved in the Takeda arrangement represent a single unit of accounting.

        The Company acknowledges that the accounting for these types of collaboration arrangements is a complex area, and the Company has reviewed with its advisors the existing literature, guidance documents and potentially analogous situations in applying existing guidance to similar arrangements such as this collaboration. The Company evaluated this arrangement in its entirety pursuant to EITF 00-21 and determined there was a single unit of accounting. As discussed in the Company's letter to the Staff dated October 2, 2006 as filed on EDGAR, due to the Company's joint steering committee (JSC) obligations, the Company will defer all amounts received and will commence revenue recognition upon the earlier of (i) when it can reasonably and reliably estimate the term of JSC obligations, or (ii) after the Company has fulfilled all of its contractual JSC obligations. The Company believes that there is minimal authoritative guidance on the revenue attribution models that should be used in determining the appropriate recognition pattern for a single unit of accounting with multiple disparate earnings processes. The Company attempted to determine a systematic and rational attribution pattern that is fairly representative of and faithful to the economic substance of the single unit of accounting, but in no event would result in premature revenue recognition. The Company further believes that this approach would best serve the interest of investors in understanding the correspondence between revenues and expenses associated with work actually performed under the arrangement.

        The Company evaluated two other alternative models for attributing revenue to the single unit of accounting, taking into consideration the specific economic substance and earnings processes associated with the third party development expense reimbursements and the manufacture/supply arrangement elements as follows:

Model 1:

  —
  Defer all consideration associated with third party reimbursements and manufacture/supply arrangement following the accounting for the single unit of accounting (i.e., full deferral until joint steering committee obligation can be reasonably and reliably estimated or when company has fulfilled all contractual obligations)

  —
  Recognize all costs as incurred

Model 2:

  —
  Defer all revenue associated with third party reimbursements and manufacture/supply arrangement (i.e., full deferral until joint steering committee obligation can be reasonably and reliably estimated or when company has fulfilled all contractual obligations)

  —
  Defer all recoverable/eligible costs (i.e., full deferral until the same trigger as discussed above for revenue occurs)

        However, the Company believes that neither of these alternative models fairly presented the earnings process or the true economics of the arrangement. In lieu of selecting Model 1 or 2, the Company selected its current model described below as it better represents the economics of the arrangement

Company Model:

  —
  Recognize revenue only to the extent of contractual reimbursable costs related to both third party development costs and manufacture/supply arrangement. Any profit margin would be deferred and recognized in conjunction with the single of unit accounting.

  —
  Recognize all costs as incurred

        The arrangement was not structured to have an economic loss on these reimbursable costs. The contracts provide that at a minimum the Company will be able to recover all of these reimbursable costs which are all direct and incremental. The Company believes this presentation is more representative since there is no economic loss as the Company is recognizing revenue for direct and incremental costs that will be contractually reimbursed by Takeda. In order to avoid issues of premature revenue recognition, the Company is deferring any profit associated with these cost reimbursements. As discussed in our letter dated October 2, 2006, the Company recognizes these costs as revenue once all the SAB 104 criteria are met.

        Additionally, that the Company reviewed potentially analogous interpretations to confirm that the attribution model the Company selected was consistent with other generally accepted revenue recognition models. In particular, the Company looked to the milestone payment model which is commonly used in biotech arrangements. Under the milestone model, revenue for the single unit of accounting is recognized once the milestone is achieved and certain criteria are met. If these criteria are not met, then that milestone is deemed to be non-substantive and recognized separately over the arrangement term. So, while there is a single unit of accounting, there are two different attribution models for revenue recognition—one for substantive milestones and one for non-substantive milestones. Using this milestone method as an analogy, the Company asserts that in the Takeda arrangement, while there is a single unit of accounting, there are different attribution models—one for the all deliverables/services in the arrangement and one for the reimbursable costs.

        As discussed above, the Company evaluated the alternative models but concluded that the Company's model most accurately reflects the economics of the arrangement without prematurely recognizing any revenue or margin.

        We are hoping that in your absence we can begin a dialogue with Amy and the other individual at the Commission you have been conferring with on this issue so that the Company can formally respond to the comment number 2 and address the revenue recognition question accordingly.

        We will give Amy a call in the morning to, hopefully, set up a time to discuss the foregoing.

Sincerely,
/s/ CHRISTIAN J. SCOGNAMILLO Christian J. Scognamillo
cc:
Amy Bruckner, Securities and Exchange Commission
Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Tania Devilliers, PricewaterhouseCoopers